1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	October 24, 2014		By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

CONTINUING CONNECTED TRANSACTIONS

AND

DISCLOSEABLE TRANSACTIONS

On 24 October 2014, the Company entered into the Proposed Continuing Connected Transaction Agreements with the Parent Company or Yankuang Group Finance (as the case may be) relating to the renewal of the respective Existing Continuing Connected Transaction Agreements. Such agreements are subject to the Independent Shareholders’ approval at the EGM (where applicable).

Yankuang Group is a controlling shareholder of the Company holding directly and indirectly approximately 56.52% of the issued share capital of the Company as at the date of this announcement and thus a connected person of the Company under the Hong Kong Listing Rules. As Yankuang Group holds 70% equity interest in Yankuang Group Finance, Yankuang Group Finance is an associate of Yankuang Group and therefore a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the Proposed Continuing Connected Transaction Agreements and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

The Board has approved (1) the establishment of the Independent Board Committee to consider and advise the Independent Shareholders in respect of the Proposed Mutual Provision of Labour and Services Agreement, the Proposed Provision of Materials Supply Agreement, the Proposed Provision of Products, Materials and Equipment Leasing Agreement and the Proposed Provision of Financial Services Agreement and their respective proposed annual caps; and (2) the appointment of an independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Proposed Mutual Provision of Labour and Services Agreement, the Proposed Provision of Materials Supply Agreement, the Proposed Provision of Products, Materials and Equipment Leasing Agreement and the Proposed Provision of Financial Services Agreement and their respective proposed annual caps. A circular containing, among other things, particulars of the Proposed Continuing Connected Transaction Agreements and the respective proposed annual caps, a letter from the Independent Board Committee and a letter of advice from an independent financial adviser to the Independent Board Committee and the Independent Shareholders, will be despatched to the Shareholders no later than 26 November 2014, because additional time is required to prepare and finalise the information to be included in the circular, such as the letter from the Board and the letter of advise from the independent financial adviser.

I.	RENEWAL OF EXISTING CONTINUING CONNECTED TRANSACTIONS

Background

Reference is made to the announcements of the Company dated 5 April 2012 and 21 March 2014 and the circulars of the Company dated 8 May 2012 and 28 March 2014 respectively in relation to, inter alia, the Existing Continuing Connected Transactions under the Existing Continuing Connected Transaction Agreements for the provision of goods and/or services between certain members of the Parent Company and the Group.

In this announcement, references to the Company and the Parent Company in relation to the provision of products, materials or services in connection with continuing connected transactions shall include, in the case of the Company, its subsidiaries; and in the case of the Parent Company, its subsidiaries and its associates, excluding the Group.

The Existing Continuing Connected Transaction Agreements with the Parent Company or Yankuang Group Finance (as the case may be) include:

1.	Existing Provision of Labour and Services Agreement

2.	Existing Provision of Insurance Fund Administrative Services Agreement

3.	Existing Provision of Materials Supply Agreement

4.	Existing Provision of Products, Materials and Equipment Leasing Agreement

5.	Existing Provision of Electricity and Heat Agreement

6.	Existing Financial Services Agreement

7.	Existing Provision of Specific Labour and Services Agreement

On 24 October 2014, the Company entered into the Proposed Continuing Connected Transaction Agreements with the Parent Company or Yankuang Group Finance (as the case may be) relating to the renewal of the respective Existing Continuing Connected Transaction Agreements. Such agreements are subject to the Independent Shareholders’ approval at the EGM (where applicable).

Yankuang Group is a controlling shareholder of the Company holding directly and indirectly approximately 56.52% of the issued share capital of the Company as at the date of this announcement and thus a connected person of the Company under the Hong Kong Listing Rules. As Yankuang Group holds 70% equity interest in Yankuang Group Finance, Yankuang Group Finance is an associate of Yankuang Group and therefore a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the Proposed Continuing Connected Transaction Agreements and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

1.	The Proposed Mutual Provision of Labour and Services Agreement

On 23 April 2012, the Company entered into the Existing Provision of Labour and Services Agreement with Yankuang Group for a term of three years commencing from 1 January 2012 to 31 December 2014. On 21 March 2014, the Company entered into the Existing Provision of Specific Labour and Services Agreement with Yankuang Group for a term of one year commencing from 1 January 2014 to 31 December 2014. Please refer to the announcements of the Company dated 5 April 2012 and 21 March 2014 and the circular of the Company dated 8 May 2012 for the details of the Existing Provision of Labour and Services Agreement and the Existing Provision of Specific Labour and Services Agreement.

The Proposed Mutual Provision of Labour and Services Agreement

In order to better regulate the provision of labour and services between the Group and the Parent Company under the Existing Provision of Labour and Services Agreement and the Existing Provision of Specific Labour and Services Agreement, on 24 October 2014, the Company consolidated the Existing Provision of Labour and Services Agreement and the Existing Provision of Specific Labour and Services Agreement and entered into the Proposed Mutual Provision of Labour and Services Agreement.

Date

24 October 2014

Parties

(1) the Company; and

(2) Yankuang Group

Term

The Proposed Mutual Provision of Labour and Services Agreement is for a term of three years commencing from 1 January 2015 and will expire on 31 December 2017.

Major terms

Provision of labour and services by the Company to the Parent Company:

Pursuant to the Proposed Mutual Provision of Labour and Services Agreement, the Company has agreed to provide professional services including operation and management of coal mines services, coal washing and processing services and training services to the Parent Company.

Provision of labour and services by the Parent Company to the Company:

Pursuant to the Proposed Mutual Provision of Labour and Services Agreement, the Parent Company has agreed to provide the following labour and services to the Company: construction services and construction management services; telecommunication services including telephone, internet and related services; motor vehicle transportation services; heat supply; property management services; maintenance and repair of mining equipment and machinery services; individual employee benefits; retiree benefits; and assets leasing services.

On or before 30 November each year, the requesting party may provide to the supplying party an annual assessment of the labour or services that it requires from the other in the coming year and the parties shall agree on the annual plan before 31 December each year. The parties may in accordance with the terms of the Proposed Mutual Provision of Labour and Services Agreement enter into specific contracts.

Payment

(1)	The payment of consideration of the Proposed Mutual Provision of Labour and Services Agreement can be settled on a one-off basis or by installment in accordance item (2) below.

(2)	Each party shall record all payments due to or due from the other party in a calendar month in relation to the transactions under the Proposed Mutual Provision of Labour and Services Agreement in its accounts on or before the last business day of that calendar month. All payments incurred in a calendar month, excluding those payments for which the transactions are not completed or which are disputable, shall be settled in full by the responsible party within the next calendar month.

Pricing

In respect of the provision of construction services and construction management services; telecommunication services including telephone, internet and related services; motor vehicle transportation services; maintenance and repair of mining equipment and machinery services; and assets leasing services by the Parent Company to the Company, the consideration of such transactions shall be determined according to the Market Price (as defined below).

In respect of the provision of professional services including operation and management of coal mines services, coal washing and processing services and training services by the Company to the Parent Company, the consideration such transactions shall be determined according to the Market Price (as defined below).

The Market Price (as defined below) shall in so far as possible be calculated and estimated before the commencement of each financial year.

“Market Price” shall be determined according to normal commercial terms based on the following:

(i)	the price at which the same or similar type of supplies or services are to be provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the same area or in the vicinity; or

(ii)	if (i) above is not applicable, the price at which the same or similar type of supplies or services are to be provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the PRC.

The sales department of the Company and its designated persons are mainly responsible for checking the pricing offered by other independent third parties generally through quotations by obtaining quotation fee from at lease two independent third parties via emails, fax or phone and tenders by publishing tender notice via various media resources such as local newspapers to determine the Market Price. The sales department of the Company will update the relevant information from time to time according to the procurement demand and will continue to monitor the Market Price to ensure that each transaction is conducted in accordance with the pricing policy set out above.

In respect of the provision of property management services; individual employee benefits; and retiree benefits by the Parent Company to the Company, the consideration of such transactions shall be determined according to the Cost Price (as defined below).

“Cost Price” is the cost of providing the subject matter of the transaction by the providing party. When it is necessary to calculate the Cost Price, the Parent Company shall provide the Company with the relevant full account books and records for calculating such Cost Price.

The consideration for the provision of property management services by the Parent Company shall equal to the sum of the total costs for providing such services by the Parent Company to the Company and itself multiplied by the proportion of the total number of employees in respect of the services received by the Company to the total number of employees in respect of the services received by the Parent Company and the Company.

The individual employee benefits to be paid shall equal to the actual cost incurred from the provision of such services by the Parent Company.

The retiree benefits to be paid shall equal to 15% of the total salaries of the employees of the Group at the relevant time, which is estimated based on the historical amounts of the previous provision of the services by the Parent Company and after taking into account changes in future.

The consideration for the provision of heat supply by the Parent Company to the Company shall be determined based on the applicable State-prescribed Price. “State-prescribed Price” means the price determined according to the law, regulations, decisions, orders or pricing policy of the relevant government authorities. According to the Proposed Mutual Provision of Labour and Services Agreement, the consideration for the provision of heat supply by the Parent Company shall be determined according to the price approved by the local price bureau. The final consideration shall be no more than the price prescribed by the local price bureau.

The Parent Company has undertaken that the price of such labour/services would not be higher than the price offered by the Parent Company to independent third parties for the same type of labour/services, that it would give priority in providing such labour/services to the Company and that, where appropriate, it would provide such labour/services to the Company at a favourable price.

Accordingly, the Directors believe that the above methods and procedures can ensure that the relevant continuing connected transactions will be conducted in accordance with the terms (including pricing policy) provided under the Proposed Mutual Provision of Labour and Services Agreement and such transactions will be conducted on normal commercial terms and in the interest of the Company and Shareholders as a whole.

The historical amount, proposed annual caps and reasons

Set out below are the historical annual amounts of the Existing Provision of Labour and Services Agreement and the Existing Provision of Specific Labour and Services Agreement for the two financial years ended 31 December 2013 and nine months ended 30 September 2014:

Category	Year ended 31 December 2012		Year ended 31 December 2013		Year ending 31 December 2014	Period from 1 January 2014 to 30 September 2014
	Annual cap (RMB‘000)	Actual amount (RMB‘000)	Annual cap (RMB‘000)	Actual amount (RMB‘000)	Annual cap (RMB‘000)	Actual amount (RMB‘000)
Provision of labour and services by the Parent Company to the Company:
construction services and construction management services	850,000	689,786	880,000	522,314	900,000	296,498
telecommunication services	60,000	35,906	60,000	19,406	60,000	24,000
motor vehicle transportation services	79,900	67,654	87,890	14,119	96,680	7,703
heat supply	42,600	39,620	42,600	42,418	42,600	26,732
property management services	140,000	137,200	140,000	80,042	140,000	102,840
maintenance and repair of mining equipment and machinery services	393,820	327,600	407,130	266,849	424,160	143,939
individual employee benefits	129,600	49,008	129,600	33,703	129,600	18,743
retiree benefits	655,500	576,712	753,825	327,620	866,903	405,000

sub-total	2,351,420	1,923,486	2,501,045	1,306,471	2,659,943	1,025,455

Provision of labour and services by the Company to the Parent Company:
operation of coal mines services	—	—	—	—	71,000	2,156
coal washing and processing services	—	—	—	—	31,800	—

sub-total	—	—	—	—	102,800	2,156

Total	2,351,420	1,923,486	2,501,045	1,306,471	2,762,743	1,027,611

As at the date of this announcement, the existing annual cap for the year 2014 has not been exceeded.

Having considered the historical figures and taking account of the reasons mentioned below, the Board proposed that the total amounts of the service fees payable by the Company to Yankuang Group under the Proposed Mutual Provision of Labour and Services Agreement shall not exceed RMB2,496,600,000, RMB2,641,900,000 and RMB2,777,200,000 for the three financial years ending 31 December 2015, 2016 and 2017 and the total amounts of the service fees payable by Yankuang Group to the Company under the Proposed Mutual Provision of Labour and Services Agreement shall not exceed RMB311,640,000, RMB414,700,000 and RMB604,340,000 for the three financial years ending 31 December 2015, 2016 and 2017.

The proposed annual caps for the transactions under the Proposed Mutual Provision of Labour and Services Agreement are mainly based on the following reasons:

(1)	The Parent Company commenced to provide heat supply to the Company’s Nantun coal mine and Jining No.3 coal mine since 2012. With the increase in heating area of Nantun coal mine and Jining No.3 coal mine of the Company, the heat supply by the Parent Company for the three years ending 31 December 2017 will moderately increase as compared to that in 2014. It is estimated that the fees for the provision of heat supply will amount to RMB50.60 million, RMB52.90 million and RMB55.20 million for the three years ending 31 December 2017 respectively;

(2)	Since there is no major changes in the operating premises of the headquarters of the Company, it is expected that the annual service fees for the property management services provided by Yankuang Group to the Company for the years from 2015 to 2017 will still be calculated on the fixed price basis provided in the Existing Provision of Labour and Services Agreement, i.e. RMB140.00 million.

(3)	Due to objective factors such as the increase of businesses’ care for their employees and inflation, it is expected that , the amount relating to individual employee benefits would be RMB56.00 million, RMB58.00 million and RMB60.00 million for the three years ending 31 December 2017;

(4)	Although there is no significant change as to the benefit standard of the Company’s retirees in the next three years, considering the number of retirees will moderately increase, it is expected that the annual amounts relating to retiree benefits for the three years ending 31 December 2017 would be RMB630.00 million, RMB670.00 million and RMB 700.00 million respectively;

(5)	Since the safe production requirements set by the State becoming more stringent and the demands for the information development and the Company’s business scope continues to expand, the telecommunication services required by the Company will continue to increase. It is expected that the expenses relating to telecommunication services for the three years ending 31 December 2017 would be RMB258.00 million, RMB259.00 million and RMB260.00 million respectively;

(6)	Although the constructions of the Company’s Ordos methanol project and Zhuanlongwan coal mine project have been completed, but in the case of, Shilawusu, Yingpanhao and Wanfu coal mines gradually moving into the peak of construction, the construction services required to be provided by the Parent Company to the Company will not have obvious decrease. It is expected that the annual expenses for construction services for the three years ending 31 December 2017 would be RMB900.00 million;

(7)	With the continuing development and expansion of the Company, the scope of the repair services provided by the Parent Company to the Company expands accordingly. Taking into consideration of the moderate increases in raw material prices and labour costs in the next few years, and at the same time, the constant deterioration of the geological conditions of the producing coal mines at the Company’s headquarters, leading to greater damage to mechanical equipment and increasing the number of times which different types of production equipment to be repaired, it is expected that the annual expenses for maintenance and repair services for the three years ending 31 December 2017 would be RMB400.00 million, RMB500.00 million and RMB600.00 million respectively;

(8)	Due to the decrease in fuel price and transportation price, it is expected that the annual expenses for motor vehicle transportation services provided by the Parent Company for the three years ending 31 December 2017 would be RMB12.00 million;

(9)	In recent years, as the size of the Company expands and new projects have gradually been put into production, the demand in mechanical equipment and other assets increases constantly. Yankuang Group now has possession of some mechanical equipment and assets that meet the Company’s requirements. To reduce capital expenditure, the Company proposes to lease certain assets at Market Price from Yankuang Group. It is expected that the annual charges for the assets leasing services payable by the Company to Yankuang Group for the three years ending 31 December 2017 would be RMB50.00 million;

(10)	Jinjitan coal mine of Yankuang Group commenced its trial operation in August 2014. According to the production plans of Yankuang Group, it is expected that the production volume of Jinjitan coal mine will increase during 2015 to 2017 which will result in the increase in the service fees for provision of operation of coal mines services by the Company to Yankuang Group. The estimated service fees generated from the provision of operation of coal mines services for the three years ending 31 December 2017 are RMB197.00 million, RMB215.00 million and RMB232.00 million respectively. With the increase in the production volume of raw coal, the fixed cost of coal per tonne for provision of operation of coal mines services by the Company to Yankuang Group will decline, which will increase the Company’s profitability;

(11)	Due to the successive commencement of operations of newly constructed coal washing and processing plants of Yankuang Group, the Company will further expand the coal washing and processing services to Yankuang Group to generate more income. It is expected that during 2015 to 2017, the Company will provide coal washing and processing services to Yankuang Group’s coal mines such as Yankuang Guohong Chemical Company Limited washing plant, Qinglong washing plant of Yankuang Guizhou Nenghua Company Limited, Faer coal mine washing plant and Jijintan coal mine washing plant of Shaanxi Future Energy Chemical Corp. Ltd. at the expected costs of RMB107.64 million, RMB192.60 million and RMB365.04 million; and

(12)	To increase the efficiency of the Company’s operation, the Company will, for the period from 2015 to 2017, provide the Parent Company with training services. It is expected, for the three years ending 31 December 2017, the annual fees charged regarding the training services provided by the Company to the Parent Company would be RMB7.00 million, RMB7.10 million and RMB7.30 million respectively.

Reasons and benefits for entering into the Proposed Mutual Provision of Labour and Services Agreement

For the provision of labour and services by the Parent Company, as both the Parent Company and the Company are situated at Zoucheng, Shandong Province, the Company can obtain a timely and reliable supply from the Parent Company and thereby reducing the operational risks and the financing costs and risks which helps to enhance the daily operation efficiency of the Company.

For the provision of labour and services by the Company to the Parent Company, as the Company has professional skills of and rich management experience in coal mining operation and coal washing and processing, the Company’s operating profits can therefore be increased by providing professional services including operation of coal mines services, coal washing and processing services and training services to the Parent Company.

Implications of the Hong Kong Listing Rules

As the relevant percentage ratios calculated in accordance with the Hong Kong Listing Rules in respect of the transactions under the Proposed Mutual Provision of Labour and Services Agreement are expected to be more than 5% on an annual basis, the Proposed Mutual Provision of Labour and Services Agreement, the transactions contemplated thereunder and the proposed annual caps are subject to reporting, announcement and independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

The Directors (excluding the independent non-executive Directors who will provide their view in the letter from the Independent Board Committee to be included in the circular to be despatched to the Shareholders in due course) consider that the Proposed Mutual Provision of Labour and Services Agreement, the transactions contemplated thereunder and the proposed annual caps are: (i) on normal commercial terms or better and in the ordinary and usual course of business of the Group; (ii) fair and reasonable; and (iii) in the interests of the Company and the Shareholders as a whole.

2.	The Proposed Provision of Insurance Fund Administrative Services Agreement

On 23 April 2012, the Company entered into the Existing Provision of Insurance Fund Administrative Services Agreement with Yankuang Group for a term of three years commencing from 1 January 2012 to 31 December 2014. Please refer to the announcement of the Company dated 5 April 2012 and the circular of the Company dated 8 May 2012 for the details of the Existing Provision of Insurance Fund Administrative Services Agreement.

The Proposed Provision of Insurance Fund Administrative Services Agreement

On 24 October 2014, the Company entered into the Proposed Provision of Insurance Fund Administrative Services Agreement relating to the renewal of the Existing Provision of Insurance Fund Administrative Services Agreement with Yankuang Group on substantially the same terms.

Date

24 October 2014

Parties

(1) the Company; and

(2) Yankuang Group

Term

The Proposed Provision of Insurance Fund Administrative Services Agreement is for a term of three years commencing from 1 January 2015 and will expire on 31 December 2017.

Major terms

The Parent Company has undertaken to be responsible for the management of the old age insurance payments, basic medical insurance payments, supplementary medical insurance payments, unemployment fund payments and maternity insurance payments to the employees of the Group on a free of charge basis.

The Company would pay to the Parent Company each month an amount equivalent to (1) 20% of the total monthly salaries of the employees of the Group as the old age insurance payments; (2) 6% of the total monthly salaries of the employees of the Group as the basic medical insurance payments; (3) 4% of the total monthly salaries of the employees of the Group as the supplementary medical insurance payments; (4) 2% of the total monthly salaries of the employees of the Group as the unemployment fund payments; and (5) 1% of the total monthly salaries of the employees of the Group as the maternity insurance payments, to a designated account maintained by the Parent Company, which would be transferred by the Parent Company on behalf of the employees of the Group to the relevant social welfare authorities maintained by the local government on a free of charge basis.

The Parent Company would provide the Company with a statement of the various fund payments each year and the Company would be entitled to monitor and inspect the payments to and application of the moneys out of the fund payments.

Pricing

The provision of insurance fund administrative services under the Proposed Provision of Insurance Fund Administrative Services Agreement is on a free of charge basis.

The historical amount, proposed annual caps and reasons

As the provision of insurance fund administrative services by the Parent Company is on a free of charge basis under the Existing Provision of Insurance Fund Administrative Services Agreement, there is no historical amount and no annual cap is required to be set for the provision of such services.

According to the applicable PRC regulations, the Company has to provide an annual estimate of the amounts of the fund payments transferred by the Parent Company on behalf of the employees of the Group to the relevant social welfare authorities maintained by the local government on a free of charge basis. Due to external new construction projects gradually being put into production in the next few years, the number of employees will increase and coupled with the effect of inflation, the total amount of employees’ wages in the future are expected to have a larger increase. . On that basis, pursuant to the Proposed Provision of Insurance Fund Administrative Services Agreement, the Company estimates that the amounts of insurance fund of the free transfer services provided by the Parent Company to the Company for the three years ending 31 December 2017 will be RMB1,501,830,000, RMB1,576,905,000 and RMB1,655,775,000 respectively.

Reasons and benefits for entering into the Proposed Provision of Insurance Fund Administrative Services Agreement

The Company does not have the resources to provide social services. The social services such as medical insurance and social security under the Proposed Provision of Insurance Fund Administrative Services Agreement are essential to the Group and are most efficient if the transfer services are provided by the Parent Company on a free of charge basis.

Implications of the Hong Kong Listing Rules

As the provision of insurance fund administrative services by the Parent Company is on a free of charge basis, the Proposed Provision of Insurance Fund Administrative Services Agreement and the transactions contemplated thereunder are exempt from all reporting, announcement and independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules, and no annual cap is required to be set for the provision of such services.

According to the applicable PRC regulations, the Company will submit the resolution relating to the Proposed Provision of Insurance Fund Administrative Services Agreement and the transactions thereunder for the Independent Shareholders’ approval at the EGM.

The Directors (including the independent non-executive Directors) consider that the Proposed Provision of Insurance Fund Administrative Services Agreement and the transactions contemplated thereunder are: (i) on normal commercial terms or better and in the ordinary and usual course of business of the Group; (ii) fair and reasonable; and (iii) in the interests of the Company and the Shareholders as a whole.

3.	The Proposed Provision of Materials Supply Agreement

On 23 April 2012, the Company entered into the Existing Provision of Materials Supply Agreement with Yankuang Group for a term of three years commencing from 1 January 2012 to 31 December 2014. Please refer to the announcement of the Company dated 5 April 2012 and the circular of the Company dated 8 May 2012 for the details of the Existing Provision of Materials Supply Agreement.

The Proposed Provision of Materials Supply Agreement

On 24 October 2014, the Company entered into the Proposed Provision of Materials Supply Agreement relating to the renewal of the Existing Provision of Materials Supply Agreement with Yankuang Group on substantially the same terms.

Date

24 October 2014

Parties

(1) the Company; and

(2) Yankuang Group

Term

The Proposed Provision of Materials Supply Agreement is for a term of three years commencing from 1 January 2015 and will expire on 31 December 2017.

Major terms

The Parent Company would provide the following supplies to the Company: rubber belts, electricity cable for mining, support wheels, timber, axles and conveyor belts; mining equipment and machinery such as liquid pressure support and rubber conveyors and other related material supplies and coal.

On or before 30 November each year, the requesting party may provide to the supplying party an annual assessment of the supplies or services that it requires from the other in the coming year and the parties shall agree on the annual plan before 31 December each year. The parties may in accordance with the terms of the Proposed Provision of Materials Supply Agreement enter into specific contracts.

Payment

(1)	The payment of consideration of the Proposed Provision of Materials Supply Agreement can be settled on a one-off basis or by installment in accordance item (2) below.

(2)	Each party shall record all payments due to or due from the other party in a calendar month in relation to the transactions under the Proposed Provision of Materials Supply Agreement in its accounts on or before the last business day of that calendar month. All payments incurred in a calendar month, excluding those payments for which the transactions are not completed or which are disputable, shall be settled in full by the responsible party within the next calendar month.

Pricing

All materials would be supplied at Market Price and the parties would in so far as possible assess such price before the commencement of each financial year.

The sales department of the Company and its designated persons are mainly responsible for checking the pricing offered by other independent third parties generally through quotations by obtaining quotation fee from at lease two independent third parties via emails, fax or phone and tenders by publishing tender notice via various media resources such as local newspapers to determine the Market Price. The sales department of the Company will update the relevant information from time to time according to the procurement demand and will continue to monitor the Market Price to ensure that each transaction is conducted in accordance with the pricing policy set out above.

The Parent Company has undertaken that the price of such supplies would not be higher than the price offered by the Parent Company to independent third parties for the same type of materials, that it would give priority in providing such supplies to the Company and that, where appropriate, it would provide such supplies to the Company at a favourable price.

In the event that the terms of provision of any materials by any third party are better than the terms offered by the Parent Company or if the provision of such materials by the Parent Company cannot meet the demand of the Company, the Company would be entitled to purchase any such materials from other third parties.

Accordingly, the Directors believe that the above methods and procedures can ensure that the relevant continuing connected transactions will be conducted in accordance with the terms (including pricing policy) provided under the Proposed Provision of Materials Supply Agreement and such transactions will be conducted on normal commercial terms and in the interest of the Company and Shareholders as a whole.

The historical amount, proposed annual caps and reasons

Set out below are the historical annual amounts of the Existing Provision of Materials Supply Agreement for the two financial years ended 31 December 2013 and nine months ended 30 September 2014:

Year ended 31 December 2012		Year ended 31 December 2013		Year ending 31 December 2014	Period from 1 January 2014 to 30 September 2014
Annual cap (RMB‘000)	Actual amount (RMB‘000)	Annual cap (RMB‘000)	Actual amount (RMB‘000)	Annual cap (RMB‘000)	Actual amount (RMB‘000)
2,467,930	1,552,758	1,404,710	1,196,372	1,312,750	962,671

As at the date of this announcement, the existing annual cap for the year 2014 has not been exceeded.

As the Company’s scale of production and operation continuously increases, new projects such as Ordos Yingpanhao coal mine, Shilawusu coal mine and Heze Nenghua Wanfu coal mine will be expedited. In the next three years, the amount of centralised procurement quantity of materials and equipment will be large and the needs of materials and equipment will further increase. After considering the historical amount, the Board proposed that the total annual amounts of the service fee payable by the Company to Yankuang Group under the Proposed Provision of Materials Supply Agreement shall not exceed RMB1,387,000,000, RMB1,544,000,000 and RMB1,719,000,000 for the three financial years ending 31 December 2015, 2016 and 2017.

Reasons and benefits for entering into the Proposed Provision of Materials Supply Agreement

With the expansion of the Company’s business and the requirement of safe production standard set by the State becoming more stringent, the needs of the Company for the type and number of production materials and equipment increased accordingly and the requirement for the quality of the products is also improved. The Company therefore needs stable suppliers. The quality of certain equipment and materials produced by Yankuang Group are better than those in the open market and the production site of such equipment and materials is near the coal mines of the Company, which provides more convenient transportation conditions.

Implications of the Hong Kong Listing Rules

As the relevant percentage ratios calculated in accordance with the Hong Kong Listing Rules in respect of the transactions under the Proposed Provision of Materials Supply Agreement are expected to be more than 5% on an annual basis, the Proposed Provision of Materials Supply Agreement, the transactions contemplated thereunder and the proposed annual caps are subject to reporting, announcement and independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

The Directors (excluding the independent non-executive Directors who will provide their view in the letter from the Independent Board Committee to be included in the circular to be despatched to the Shareholders in due course) consider that the Proposed Provision of Materials Supply Agreement, the transactions contemplated thereunder and the proposed annual caps are: (i) on normal commercial terms or better and in the ordinary and usual course of business of the Group; (ii) fair and reasonable; and (iii) in the interests of the Company and the Shareholders as a whole.

4.	The Proposed Provision of Products, Materials and Equipment Leasing Agreement

On 23 April 2012, the Company entered into the Existing Provision of Products, Materials and Equipment Leasing Agreement with Yankuang Group for a term of three years commencing from 1 January 2012 to 31 December 2014. The Existing Provision of Products, Materials and Equipment Leasing Agreement, the transactions thereunder and the annual caps were approved by the Independent Shareholders at the 2011 annual general meeting of the Company held on 22 June 2012. Due to the increasing business demands of the Parent Company, the annual cap for the year ending 31 December 2014 was further revised and approved by the Independent Shareholders at the 2013 annual general meeting of the Company held on 14 May 2014. Please refer to the announcements of the Company dated 5 April 2012 and 21 March 2014 and the circulars of the Company dated 8 May 2012 and 28 March 2014 for the details of the Existing Provision of Products, Materials and Equipment Leasing Agreement.

The Proposed Provision of Products, Materials and Equipment Leasing Agreement

On 24 October 2014, the Company entered into the Proposed Provision of Products, Materials and Equipment Leasing Agreement relating to the renewal of the Existing Provision of Products, Materials and Equipment Leasing Agreement with Yankuang Group on substantially the same terms.

Date

24 October 2014

Parties

(1) the Company; and

(2) Yankuang Group

Term

The Proposed Provision of Products, Materials and Equipment Leasing Agreement is for a term of three years commencing from 1 January 2015 and will expire on 31 December 2017.

Major Terms

Pursuant to the Proposed Provision of Products, Materials and Equipment Leasing Agreement, the Company would provide the followings to the Parent Company: coal products; materials including steel, non-ferrous metal, timber, grease and oil product, axles, labour safety products and other related products and materials; methanol; and lease of equipment.

On or before 30 November each year, the requesting party may provide to the supplying party an annual assessment of the supplies or services that it requires from the other in the coming year and the parties shall agree on the annual plan before 31 December each year. The parties may in accordance with the terms of the Provision of Products, Materials and Equipment Leasing Agreement enter into specific contracts.

Payment

(1)	The payment of consideration of the Provision of Products, Materials and Equipment Leasing Agreement can be settled on a one-off basis or by installment in accordance item (2) below.

(2)	Each party shall record all payments due to or due from the other party in a calendar month in relation to the transactions under the Provision of Products, Materials and Equipment Leasing Agreement in its accounts on or before the last business day of that calendar month. All payments incurred in a calendar month, excluding those payments for which the transactions are not completed or which are disputable, shall be settled in full by the responsible party within the next calendar month.

Pricing

All products and materials and equipment leasing (excluding grease and oil products which are subject to State-prescribed Price) shall be provided to the Parent Company at Market Price and the parties would in so far as possible assess such price before the commencement of each financial year.

The sales department of the Company and its designated persons are mainly responsible for checking the pricing offered by other independent third parties generally through quotations by obtaining quotation fee from at lease two independent third parties via emails, fax or phone and tenders by publishing tender notice via various media resources such as local newspapers to determine the Market Price. The sales department of the Company will update the relevant information from time to time according to the procurement demand and will continue to monitor the Market Price to ensure that each transaction is conducted in accordance with the pricing policy set out above.

With respect to grease and oil products, the price of gasoline and diesel is currently regulated and controlled by the NDRC. The NDRC will adjust the price of gasoline and diesel and related products with reference to the price of international crude oil. Such information is publicly available on the NDRC’s website. The sales department of the Company and its designated persons are mainly responsible for monitoring the State-prescribed Price and the fluctuations of the crude oil price in the PRC. In case the NDRC issued notice to the public to adjust the price of the relevant products, the Company will respond accordingly and adjust the relevant price in a timely manner.

Accordingly, the Directors believe that the above methods and procedures can ensure that the relevant continuing connected transactions will be conducted in accordance with the terms (including pricing policy) provided under the Proposed Provision of Products, Materials and Equipment Leasing Agreement and such transactions will be conducted on normal commercial terms and in the interest of the Company and Shareholders as a whole.

The historical amount, proposed annual caps and reasons

Set out below are the historical annual amounts of the Existing Provision of Products, Materials and Equipment Leasing Agreement for the two financial years ended 31 December 2013 and nine months ended 30 September 2014:

Year ended 31 December 2012		Year ended 31 December 2013		Year ending 31 December 2014	Period from 1 January 2014 to 30 September 2014
Annual cap (RMB‘000)	Actual amount (RMB‘000)	Annual cap (RMB‘000)	Actual amount (RMB‘000)	Annual cap (RMB‘000)	Actual amount (RMB‘000)
4,163,900	3,635,988	4,180,900	3,294,968	5,315,900	2,326,138

As at the date of this announcement, the existing annual cap for the year 2014 has not been exceeded.

After considering the historical amount and the following factors: (i) due to the decrease in coal price and the continuous improvement on operation performance of the Yankuang Group’s coal chemical and electrolytic aluminum projects, the production capacity and the needs for coal products increase accordingly; (ii) the prices of different types of raw materials and equipment increase constantly; (iii) the operation of the Company’s Ordos methanol project leads to the increase in the methanol products available to sell to Yankuang Group annually by the Company; and (iv) meanwhile, Zhongyin Finance Lease Company Limited (“Zhongyin Finance Lease”), a wholly owned subsidiary of the Company, was established on 20 May 2014 in the free trade zone in Shanghai. Zhongyin Finance Lease will provide property lease and equipment finance lease services to Yankuang Group based on its operation needs, the Board proposed that the annual caps payable by Yankuang Group to the Company under the Proposed Provision of Products, Materials and Equipment Leasing Agreement shall not exceed RMB5,827,150,000, RMB6,560,700,000 and RMB7,334,250,000 for the three financial years ending 31 December 2015, 2016 and 2017.

Reasons and benefits for entering into the Proposed Provision of Products, Materials and Equipment Leasing Agreement

Due to the close proximity between the Parent Company and the Company, the provision of products and materials by the Company to the Parent Company at Market Price can reduce the management and operational costs of the Group and achieve stable sales market. Meanwhile, the Company’s material supply centre has the qualification to deal in materials and equipment and is able to purchase materials and equipment at wholesale price which is lower than the Market Price and sell to the Parent Company the materials and supplies at Market Price to increase the Company’s operating profit. Furthermore, Zhongyin Finance Lease will take advantage of various preferential policies and conduct property lease and finance lease business to further improve the Company’s overall profitability. The Company could effectively control the risks of finance lease business and achieve economic benefits through Zhongyin Finance Lease by provision of equipment leasing to Yankuang Group based on its operation needs under normal commercial terms.

Implications of the Hong Kong Listing Rules

As the relevant percentage ratios calculated in accordance with the Hong Kong Listing Rules in respect of the transactions under the Proposed Provision of Products, Materials and Equipment Leasing Agreement are expected to be more than 5% on an annual basis, the Proposed Provision of Products, Materials and Equipment Leasing Agreement, the transactions contemplated thereunder and the proposed annual caps are subject to reporting, announcement and independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

The Directors (excluding the independent non-executive Directors who will provide their view in the letter from the Independent Board Committee to be included in the circular to be despatched to the Shareholders in due course) consider that the Proposed Provision of Products, Materials and Equipment Leasing Agreement, the transactions contemplated thereunder and the proposed annual caps are: (i) on normal commercial terms or better and in the ordinary and usual course of business of the Group; (ii) fair and reasonable; and (iii) in the interests of the Company and the Shareholders as a whole.

5.	The Proposed Provision of Electricity and Heat Agreement

On 23 April 2012, the Company entered into the Existing Provision of Electricity and Heat Agreement with Yankuang Group for a term of three years commencing from 1 January 2012 to 31 December 2014. Please refer to the announcement of the Company dated 5 April 2012 and the circular of the Company dated 8 May 2012 for the details of the Existing Provision of Electricity and Heat Agreement.

The Proposed Provision of Electricity and Heat Agreement

On 24 October 2014, the Company entered into the Proposed Provision of Electricity and Heat Agreement relating to the renewal of the Existing Provision of Electricity and Heat Agreement with Yankuang Group on substantially the same terms.

Date

24 October 2014

Parties

(1) the Company; and

(2) Yankuang Group

Term

The Proposed Provision of Electricity and Heat Agreement is for a term of three years commencing from 1 January 2015 and will expire on 31 December 2017.

Major Terms

Pursuant to the Proposed Provision of Electricity and Heat Agreement, the Company would supply electricity and heat to the Parent Company at the terms to be agreed and confirmed in writing by the parties from time to time.

Payment

(1)	The payment of consideration of the Proposed Provision of Electricity and Heat Agreement can be settled on a one-off basis or by installment in accordance item (2) below.

(2)	Each party shall record all payments due to or due from the other party in a calendar month in relation to the transactions under the Proposed Provision of Electricity and Heat Agreement in its accounts on or before the last business day of that calendar month. All payments incurred in a calendar month, excluding those payments for which the transactions are not completed or which are disputable, shall be settled in full by the responsible party within the next calendar month.

Pricing

The price of the electricity and heat provided by the Company under the Proposed Provision of Electricity and Heat Agreement would be determined based on the price approved by the relevant government authorities (including but not limited to Shandong Province Price Bureau and Jining Municipal Price Bureau) and would be settled by the actual amounts used by the Parent Company.

Accordingly, the Directors believe that the above methods and procedures can ensure that the relevant continuing connected transactions will be conducted in accordance with the terms (including pricing policy) provided under the Proposed Provision of Electricity and Heat Agreement and such transactions will be conducted on normal commercial terms and in the interest of the Company and Shareholders as a whole.

The historical amount, proposed annual caps and reasons

Set out below are the historical annual amounts of the Existing Provision of Electricity and Heat Agreement for the two financial years ended 31 December 2013 and nine months ended 30 September 2014:

Year ended 31 December 2012		Year ended 31 December 2013		Year ending 31 December 2014	Period from 1 January 2014 to 30 September 2014
Annual cap (RMB‘000)	Actual amount (RMB‘000)	Annual cap (RMB‘000)	Actual amount (RMB‘000)	Annual cap (RMB‘000)	Actual amount (RMB‘000)
268,800	167,295	268,800	111,675	268,800	85,934

As at the date of this announcement, the existing annual cap for the year 2014 has not been exceeded.

As there will be no significant change in the arenas and nature of which the Parent Company utilise electricity and the total area of the Parent Company for receiving the heat supply will not change significantly. After considering the historical amount, the Board proposed that the annual caps payable by the Parent Company to the Company under the Proposed Provision of Electricity and Heat Agreement shall not exceed RMB142,600,000, RMB143,700,000 and RMB144,800,000 for the three financial years ending 31 December 2015, 2016 and 2017.

Reasons and benefits for entering into the Proposed Provision of Electricity and Heat Agreement

Due to the close proximity between the Parent Company and the Company, the provision of electricity and heat by the Company to the Parent Company through the existing electric power circuit and heat distribution pipeline can achieve stable sales market and economic benefit.

Implications of the Hong Kong Listing Rules

As the relevant percentage ratios calculated in accordance with the Hong Kong Listing Rules in respect of the transactions under the Proposed Provision of Electricity and Heat Agreement exceed 0.1% but are less than 5% on an annual basis, the Proposed Provision of Electricity and Heat Agreement, the transactions contemplated thereunder and the proposed annual caps are subject to reporting and announcement requirements but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

According to the applicable PRC regulations, the Company will submit the resolution relating to the Proposed Provision of Electricity and Heat Agreement and the transactions thereunder for the Independent Shareholders’ approval at the EGM.

The Directors (including the independent non-executive Directors) consider that the Proposed Provision of Electricity and Heat Agreement, the transactions contemplated thereunder and the proposed annual caps are: (i) on normal commercial terms or better and in the ordinary and usual course of business of the Group; (ii) fair and reasonable; and (iii) in the interests of the Company and the Shareholders as a whole.

6.	The Proposed Financial Services Agreement

On 21 March 2014, the Company entered into the Existing Financial Services Agreement with Yankuang Group Finance for a term of one year commencing from 1 April 2014 to 31 March 2015. Please refer to the announcement of the Company dated 21 March 2014 for the details of the Existing Financial Services Agreement.

The Proposed Financial Services Agreement

On 24 October 2014, the Company entered into the Proposed Financial Services Agreement relating to the renewal of the Existing Financial Services Agreement Agreement with Yankuang Group Finance on substantially the same terms.

Pursuant to the Proposed Financial Services Agreement, Yankuang Group Finance has agreed to provide deposit services, comprehensive credit facility services and miscellaneous financial services (including note discounting services and settlement services) to the Group in accordance with the terms and conditions set out in the Proposed Financial Services Agreement. Yankuang Group Finance is a non-banking financial institution legally established with the approval of the CBRC and is a professional institution engaged in the provision of corporate financial services.

The Group utilizes the services of Yankuang Group Finance on a voluntary, non-exclusive basis and is not under any obligations to engage Yankuang Group Finance for any particular service. Yankuang Group Finance is one of a number of financial institutions providing financial services to the Group.

Date

24 October 2014

Parties

(1) the Company; and

(2) Yankuang Group Finance

Term

Subject to the Independent Shareholders’ approval at the general meeting of the Company, the Proposed Financial Services Agreement shall become effective upon execution by the legal representatives or authorized representatives of the parties with effect from 1 January 2015 and remain valid until 31 December 2017. Upon the effective date of the Proposed Financial Services Agreement, the Existing Financial Services Agreement will be terminated automatically.

Major terms and pricing

1.	Pursuant to the Proposed Financial Services Agreement, the Group has the right to choose the financial institution for the provision of financial services and to decide the financial institution for deposit services and loan services as well as the amounts involved in such services based on its own business needs.

2.	Yankuang Group Finance positions the Group as its key customer and undertakes that the terms for the provision of financial services to the Group shall, at any time, be no less favorable than those for similar services provided by the Industrial and Commercial Bank of China, Agricultural Bank of China, Bank of China and China Construction Bank and other banks in the PRC (“Major Commercial Banks in the PRC”).

3.	Yankuang Group Finance shall provide the following financial services to the Group in accordance with the above principles:

(1)	Deposit services

The maximum daily deposit balance (including accrued interests) of the Group on the settlement account with Yankuang Group Finance shall not exceed RMB3.00 billion in each financial year.

The interest rate for the Group’s deposit with Yankuang Group Finance shall be no less than the interest rate promulgated by the People’s Bank of China for the same type of deposit for the same period, or the interest rate offered by the Major Commercial Banks in the PRC for the same type of deposit for the same period, or the interest rate offered by Yankuang Group Finance to other group members of Yankuang Group for the same type of deposit for the same period. The interest rate for the Group’s deposit may be increased up to 10% based on the interest rate promulgated by the People’s Bank of China.

(2)	Comprehensive credit facility services

Yankuang Group Finance shall provide comprehensive credit facilities with an annual maximum amount of RMB2.25 billion (including accrued interests) to the Group;

The interest rate for the loan to be provided by Yankuang Group Finance to the Group shall be no more than the interest rate offered by the Major Commercial Banks in the PRC for the comparable loan for the same period. Yankuang Group Finance shall provide the loans to the Group on normal commercial terms and no security over the assets of the Company will be required. The interest rate for the loan to be provided by Yankuang Group Finance to the Group may be decreased up to 20% based on the interest rate for loans promulgated by the People’s Bank of China.

(3)	Miscellaneous financial services, including

(a)	note discounting services: the rate for the note discounting services to be offered by Yankuang Group Finance to the Group shall be no more than the rate for note discounting services provided by the Major Commercial Banks in the PRC, and the annual fees payable for such note discounting services shall not exceed RMB36.50 million;

(b)	settlement services: Yankuang Group Finance will provide fund payment and receipt services as well as other ancillary services related to settlement services to the Group through the Company’s settlement accounts with Yankuang Group Finance, and the annual fees payable for such settlement service shall not exceed RMB7.45 million;

(c)	bill acceptance services, financial and financing consultation, credit certification and related consultation, agency services and other businesses approved by the CBRC.

The fees charged by Yankuang Group Finance for the provision of aforesaid miscellaneous financial services to the Group shall comply with the relevant prescribed rates determined by the People’s Bank of China or the CBRC (if applicable). In addition, such fees shall be no more than those charged by the Major Commercial Banks in the PRC for the provision of comparable financial services to the Group.

With regard to the deposit services, Yankuang Group Finance will inform the Company’s finance management department the relevant rates set by the People’s Bank of China for similar services and provide the Company with the cap value of the interest rate stipulated by the government when the Group’s deposits are being placed in Yankuang Group Finance, which rates shall be independently verified by the Company. In addition, the Company will consider the quality of services provided by Yankuang Group Finance and Major Commercial Banks in the PRC or financial institutions in the PRC in making its choice of service provider. With regard to the comprehensive credit facility services, when loans and financing services are required by the Group, the Company’s finance management department will check and compare the relevant rates set by the Major Commercial Banks in the PRC for the comparable services.

In addition, Yankuang Group Finance will inform the Company’s finance management department the balance of the Group’s deposits in the Yankuang Group Finance and the balance of loans provided by Yankuang Group Finance to the Group on a monthly basis. The finance management department of the Company will designate a person who is specifically responsible to monitor the relevant rates set by the People’s Bank of China and/or Major Commercial Banks in the PRC for similar deposit and comprehensive credit facility services and the policy promulgated by the People’s Bank of China to ensure that each transaction is conducted in accordance with the pricing policy above under the Proposed Financial Services Agreement.

In respect of the above-mentioned miscellaneous financial services, the Company’s finance management department will check the standard fees and charges as specified by PRC regulatory authorities and, if necessary, the fees and charges provided by at least two Major Commercial Banks in the PRC or broker companies in the PRC and compare with the fees and charges offered by Yankuang Group Finance to ensure the service fees and charges will be no less favourable to the Company than terms available from Major Commercial Banks in the PRC or broker companies in the PRC.

Accordingly, the Directors believe that the above methods and procedures can ensure that the relevant continuing connected transactions will be conducted in accordance with the terms (including pricing policy) provided under the Proposed Financial Services Agreement and such transactions will be conducted on normal commercial terms and in the interest of the Company and Shareholders as a whole.

Payment

The payment of the relevant interests, expenses and service fees for the above services can be settled by the parties on a one-off basis or by installment in accordance with specific circumstances.

Capital Risk Control Measures

To protect the interests of the Shareholders, Yankuang Group Finance made the following statements and warranties under the Proposed Financial Services Agreement in relation to the control of the Group’s capital risk exposure:

(1)	Yankuang Group Finance will ensure the stable operation of its fund management system to safeguard the funds;

(2)	Yankuang Group Finance will ensure that it will strictly comply with the risk monitoring indicators and guidelines for financial institutions issued by the CBRC and that its major regulatory indicators such as gearing ratio and liquidity ratio will comply with the requirements of the CBRC and other relevant PRC laws, regulations and regulatory documents;

(3)	the Group’s deposits with Yankuang Group Finance can only be used by Yankuang Group Finance for the purposes of provision of loans, note discounting services, settlement services and etc. to the Group. Yankuang Group Finance shall not make investment with the Group’s deposits (other than purchasing government bonds);

(4)	copies of the regulatory reports that Yankuang Group Finance submits to the CBRC and other relevant regulatory authorities will be provided to the Group at the same time;

(5)	monthly financial statements of Yankuang Group Finance will be provided to the Group within ten working days from the beginning of the following month;

(6)	the Group has the right to review and obtain the relevant documents such as account books, financial statements and audit reports of Yankuang Group Finance in accordance with the PRC Company Law and the articles of association of Yankuang Group Finance; and

(7)	Yankuang Group Finance shall notify the Group immediately on the occurrence of any circumstance that may jeopardize the safety of the Group’s deposits or other situations in which the safety of Group’s funds held by Yankuang Group Finance may potentially be affected. The Group has the right to withdraw all deposits.

The Board considers that the above capital risk control measures adopted by the Company in respect of the continuing connected transactions contemplated under the Proposed Financial Services Agreement are appropriate and that such procedures and measures will give sufficient assurance to the Shareholders that such continuing connected transactions will be appropriately monitored by the Company.

Reasons and benefits for entering into the Proposed Financial Services Agreement

The reasons for the Company to enter into the Proposed Financial Services Agreement with Yankuang Group Finance are as follows:

(1)	the deposit interest rate offered and the fees charged by the Yankuang Group Finance for the provision of comprehensive credit facility services and miscellaneous financial services to the Group is equivalent to or more favourable than those offered or charged by the Major Commercial Banks in the PRC for the provision of comparable financial services and no less favourable than those offered or charged by Yankuang Group Finance for the provision of comparable financial services to other members of Yankuang Group;

(2)	Yankuang Group Finance is governed by the CBRC and the People’s Bank of China and provides services within its approved scope in accordance with its operational requirements; the scope of customers of Yankuang Group Finance is limited to members of Yankuang Group and members of the Group, therefore the operational risks associated with Yankuang Group Finance is relatively low;

(3)	the Company directly holds 25% equity interest inYankuang Group Finance and will be able to benefit from the profits of Yankuang Group Finance.

The transactions contemplated under the Proposed Financial Services Agreement are expected to optimize the Group’s financial management, increase the efficiency of fund utilization and reduce the cost of financing and the financing risks. They will not be detrimental to the interests of the Company nor will they affect the independence of the Company.

Historical amount, proposed cap and reasons

Deposit services

For the two financial years ended 31 December 2012, 31 December 2013 and nine months ended 30 September 2014, the maximum daily balance of the deposits of the Group with Yankuang Group Finance under the Former Financial Services Agreements and the Existing Financial Services Agreement was RMB1.82 billion, RMB2.15 billion and RMB930 million. As at 31 December 2012, 31 December 2013 and 30 September 2014, the balance of the deposits (including accrued interests) of the Group with Yankuang Group Finance was approximately RMB1.7196 billion, RMB103.50 million and RMB927.90 million, respectively.

The Board, having considered (1) the future business development plan and financial requirements of the Group; (2) the maximum daily balance of the deposits of the Group with Yankuang Group Finance under the Former Financial Services Agreements and the historical amounts of the actual deposits of the Group for the years 2012 and 2013 and nine months ended 30 September 2014; and (3) the estimated future cash flow of the Group, proposed that the maximum daily deposit balance (including the accrued interests) of the Group’s deposits in the settlement account with Yankuang Group Finance under the Proposed Financial Services Agreement shall not exceed RMB3.00 billion for the three financial years ending 31 December 2015, 2016 and 2017.

Comprehensive credit facility services

For the two financial years ended 31 December 2012 and 31 December 2013 and nine months ended 30 September 2014, the total amount of credit facilities provided by Yankuang Group Finance to the Group under the Former Financial Services Agreements was RMB0, RMB185.102 million and RMB182.977 million, respectively.

Miscellaneous financial services

For the two financial years ended 31 December 2012 and 31 December 2013 and nine months ended 30 September 2014, the total fees payable to Yankuang Group Finance by the Group for the provision of miscellaneous financial services under the Former Financial Services Agreements was RMB1.411 million, RMB1.645 million and RMB0, respectively.

The Board, having considered the level of the market rate for the note discounting services and the Company’s note discounting business, proposed that the total annual fees payable to Yankuang Group Finance by the Group for the provision of miscellaneous financial services under the Proposed Financial Services Agreement shall not exceed RMB43.95 million for the three financial years ending 31 December 2015, 2016 and 2017.

Implications of the Hong Kong Listing Rules

As the relevant percentage ratios calculated in accordance with the Hong Kong Listing Rules for deposit services on the basis of the maximum daily deposit balance (including accrued interests) under the Proposed Financial Services Agreement exceed 5%, the deposit services to be provided by Yankuang Group Finance to the Group are subject to the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules. Furthermore, as the relevant percentage ratios calculated in accordance with the Hong Kong Listing Rules for deposit services on the basis of the maximum daily deposit balance (including accrued interests) under the Proposed Financial Services Agreement exceed 5% but are less than 25%, such transactions also constitute discloseable transactions under Chapter 14 of the Hong Kong Listing Rules.

As the comprehensive credit facility services to be provided by Yankuang Group Finance to the Group are on normal commercial terms comparable to or more favourable than those offered by independent commercial banks for the provision of comparable services in the PRC and are for the benefit of the Group, and no security over the assets of the Group is or will be granted in respect of such services, the comprehensive credit facility services including the annual comprehensive credit facility limit to be provided by Yankuang Group Finance to the Group under the Proposed Financial Services Agreement are exempt from all reporting, announcement and independent shareholders’ approval requirements under Rule 14A.90 of the Hong Kong Listing Rules, and no annual cap is required to be set for the provision of such services.

As the relevant percentage ratios (if applicable) calculated in accordance with the Hong Kong Listing Rules in respect of the total annual service fees for the provision of miscellaneous financial services (including the note discounting services and settlement services by Yankuang Group Finance to the Group) under the Proposed Financial Services Agreement exceed 0.1% but are less than 5% on an annual basis, such transactions are subject to the reporting and announcement requirements but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

The Directors (excluding the independent non-executive Directors who will provide their view in respect of the deposit services under the Proposed Financial Services Agreement and the proposed annual caps in the letter from the Independent Board Committee to be included in the circular to be despatched to the Shareholders in due course) consider that the Proposed Financial Services Agreement was negotiated on arm’s length basis and entered into on normal commercial terms or better and in the ordinary and usual course of business of the Group. The terms of the Proposed Financial Services Agreement, the transactions contemplated thereunder, the proposed cap of the daily deposit balance (including the accrued interests) and the proposed cap of the annual service fees for the provision of miscellaneous financial services are also fair and reasonable and in the interests of the Company and the Shareholders as a whole.

II.	GENERAL

The Proposed Continuing Connected Transactions Agreement, the transactions contemplated thereunder and the respective proposed annual caps were approved at the fourth meeting of the sixth session of the Board held on 24 October 2014.

At the aforesaid Board meeting, two Directors, Mr. Li Xiyong and Mr. Zhang Xinwen, being also directors/senior management members of Yankuang Group were regarded as having a material interest in the above mentioned continuing connected transactions and therefore, they have abstained from voting at the meeting of the Board convened for the purpose of approving such transactions. Save as disclosed above, none of the Directors has a material interest in such transactions.

Information of the parties

The Company

The Company is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

Yankuang Group

Yankuang Group is a wholly State-owned corporation with a registered capital of RMB3,353.388 million and is principally engaged in businesses such as production and sales of coal, coal chemicals, coal aluminium, complete sets of electromechanical equipment manufacture and financial investment. As at the date of this announcement, Yankuang Group is the controlling shareholder of the Company, holding directly and indirectly approximately 56.52% of the issued share capital of the Company, and is hence a connected person of the Company.

Yankuang Group Finance

The business scope of Yankuang Group Finance includes provision of finance services and financing consultancy services, credit verification and related consultancy and agency services to member companies; provision of assistance to member companies in payment and receipt of transaction proceeds; provision of approved insurance agency services; provision of guarantees to member companies; provision of draft acceptance and discounting services to member companies; provision of intra-group transfer and settlement services to member companies and planning of clearing and settlement scheme; provision of deposit services to member companies; provision of counterpart loans.

III.	THE EXTRAORDINARY GENERAL MEETING

As at the date of this announcement, Yankuang Group is the controlling shareholder of the Company holding, directly and indirectly, approximately 56.52% of the issued share capital of the Company. Yankuang Group (which holds 2,600,000,000 A Shares, representing approximately 52.86% of the issued share capital of the Company) and its associate (being a wholly-owned subsidiary of Yankuang Group which holds 180,000,000 H Shares, representing approximately 3.66% of the issued share capital of the Company), will at the EGM abstain from voting on the ordinary resolutions approving the Proposed Continuing Connected Transaction Agreements, the transactions thereunder and their respective proposed annual caps which will be taken by poll as required under the Hong Kong Listing Rules. As at the date of this announcement, so far as the Directors are aware, other than the aforesaid wholly-owned subsidiary of Yankuang Group, there is no other associate of Yankuang Group that held Shares and therefore is required to abstain from voting on such ordinary resolutions.

The Board has approved (1) the establishment of the Independent Board Committee to consider and advise the Independent Shareholders in respect of the Proposed Mutual Provision of Labour and Services Agreement, the Proposed Provision of Materials Supply Agreement, the Proposed Provision of Products, Materials and Equipment Leasing Agreement and the Proposed Provision of Financial Services Agreement and their respective proposed annual caps; and (2) the appointment of an independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Proposed Mutual Provision of Labour and Services Agreement, the Proposed Provision of Materials Supply Agreement, the Proposed Provision of Products, Materials and Equipment Leasing Agreement and the Proposed Provision of Financial Services Agreement and their respective proposed annual caps. A circular containing, among other things, particulars of the Proposed Continuing Connected Transaction Agreements and the respective proposed annual caps, a letter from the Independent Board Committee and a letter of advice from an independent financial adviser to the Independent Board Committee and the Independent Shareholders, will be despatched to the Shareholders no later than 26 November 2014, because additional time is required to prepare and finalise the information to be included in the circular, such as the letter from the Board and the letter of advise from the independent financial adviser.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings set out below:

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange

“associate”	has the meaning ascribed thereto under the Hong Kong Listing Rules

“Board”	the board of Directors of the Company

“CBRC”	China Banking Regulatory Commission

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company established under the laws of the PRC in 1997, and the H Shares, American depositary shares and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange and the Shanghai Stock Exchange, respectively

“connected person(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules

“Director(s)”	the director(s) of the Company

“EGM”	the extraordinary general meeting of the Company to be held in 2014 or any adjournment thereof for the purpose of considering and, if appropriate, approving, among others, the Proposed Continuing Connected Transaction Agreements referred to in this announcement for the three years ending 31 December 2017

“Existing Continuing Connected Transactions”	the transactions under the Existing Continuing Connected Transaction Agreements

“Existing Continuing Connected Transaction Agreements”	the Existing Provision of Labour and Services Agreement, the Existing Provision of Insurance Fund Administrative Services Agreement, the Existing Provision of Materials Supply Agreement, the Existing Provision of Products, Materials and Equipment Leasing Agreement, the Existing Provision of Electricity and Heat Agreement, the Existing Financial Services Agreement and the Existing Provision of Specific Labour and Services Agreement

“Existing Financial Services Agreement”	the financial services agreement entered into between the Company and Yankuang Group Finance on 21 March 2014

“Existing Provision of Electricity and Heat Agreement”	the provision of electricity and heat agreement entered into between the Company and Yankuang Group on 23 April 2012

“Existing Provision of Insurance Fund Administrative Services Agreement”	the provision of insurance fund administrative services agreement entered into between the Company and Yankuang Group on 23 April 2012

“Existing Provision of Labour and Services Agreement”	the provision of labour and services agreement entered into between the Company and Yankuang Group on 23 April 2012

“Existing Provision of Materials Supply Agreement”	the provision of materials supply agreement entered into between the Company and Yankuang Group on 23 April 2012

“Existing Provision of Products, Materials and Equipment Leasing Agreement”	the provision of products, materials and equipment leasing agreement entered into between the Company and Yankuang Group on 23 April 2012

“Existing Provision of Specific Labour and Services Agreement”	the provision of specific labour and services agreement entered into between the Company and Yankuang Group on 21 March 2014

“Former Financial Services Agreements”	the financial services agreements entered into between the Company and Yankuang Group Finance on 19 August 2011 and 22 March 2013 respectively

“Group”	the Company and its subsidiaries

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange

“HK$”	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	a committee of the Board comprising all independent non-executive Directors established for the purpose of considering the Proposed Mutual Provision of Labour and Services Agreement, the Proposed Provision of Materials Supply Agreement, the Proposed Provision of Products, Materials and Equipment Leasing Agreement and the Proposed Provision of Financial Services Agreement and their respective proposed annual caps set out in this announcement

“Independent Shareholders”	Shareholders other than Yankuang Group and its associates, who are not involved in, or interested in the transactions under the Proposed Mutual Provision of Labour and Services Agreement, the Proposed Provision of Materials Supply Agreement, the Proposed Provision of Products, Materials and Equipment Leasing Agreement and the Proposed Provision of Financial Services Agreement

“NDRC”	National Development and Reform Commission of the PRC;

“PRC”	the People’s Republic of China

“Proposed Continuing Connected Transactions”	the proposed transactions under the Proposed Continuing Connected Transaction Agreements

“Proposed Continuing Connected Transaction Agreements”	the Proposed Mutual Provision of Labour and Services Agreement, the Proposed Provision of Insurance Fund Administrative Services Agreement, the Proposed Provision of Materials Supply Agreement, the Proposed Provision of Products, Materials and Equipment Leasing Agreement, the Proposed Provision of Electricity and Heat Agreement and the Proposed Financial Services Agreement

“Proposed Financial Services Agreement”	the financial services agreement entered into between the Company and Yankuang Group Finance on 24 October 2014

“Proposed Provision of Electricity and Heat Agreement”	the provision of electricity and heat agreement entered into between the Company and Yankuang Group on 24 October 2014

“Proposed Provision of Insurance Fund Administrative Services Agreement”	the provision of insurance fund administrative services agreement entered into between the Company and Yankuang Group on 24 October 2014

“Proposed Mutual Provision of Labour and Services Agreement”	the mutual provision of labour and services agreement entered into between the Company and Yankuang Group on 24 October 2014

“Proposed Provision of Materials Supply Agreement”	the provision of materials supply agreement entered into between the Company and Yankuang Group on 24 October 2014

“Proposed Provision of Products, Materials and Equipment Leasing Agreement”	the provision of products, materials and equipment leasing agreement entered into between the Company and Yankuang Group on 24 October 2014

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	the shareholders of the Company

“subsidiaries”	has the meaning ascribed thereto under the Hong Kong Listing Rules

“Yankuang Group” or “Parent Company”	Yankuang Group Corporation Limited, a wholly State-owned corporation and the controlling shareholder holding directly and indirectly approximately 56.52% of the total issued share capital of the Company as at the date of this announcement

“Yankuang Group Finance”	Yankuang Group Finance Co., Ltd., a limited liability company incorporated in the PRC, which is owned as to 70%, 25% and 5% by Yankuang Group, the Company and China Credit Trust Co., Ltd. respectively as at the date of this announcement. Yankuang Group Finance is a non-banking financial institution legally established with the approval of the CBRC and is a professional institution engaging in corporate financial services

“%”	percentage

By order of the Board Yanzhou Coal Mining Company Limited Li Xiyong Chairman of the Board

Zoucheng, Shandong Province, the PRC

24 October 2014

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC